EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to November 1, 2021
_____________________________

October 1, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on September 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: September 30, 2021
Price paid per share: £103.350000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,890,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,280,501.
The figure of 222,280,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6377N_1-2021-9-30.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 4, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 01, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: October 01, 2021
Price paid per share: £102.300000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,920,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,250,501.
The figure of 222,250,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8146N_1-2021-10-1.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 5, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 04, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: October 04, 2021
Price paid per share: £102.000000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,950,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,220,501.
The figure of 222,220,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9718N_1-2021-10-4.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 6, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 05, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 60,000
Date of transaction: October 05, 2021
Price paid per share: £104.027634
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,010,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,160,501.
The figure of 222,160,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1167O_1-2021-10-5.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 7, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 06, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 60,000
Date of transaction: October 06, 2021
Price paid per share: £102.600538
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,070,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,100,501.
The figure of 222,100,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2669O_1-2021-10-6.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 8, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 07, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 07, 2021
Price paid per share: £103.444693
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,110,681 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,060,501.
The figure of 222,060,501 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4234O_1-2021-10-7.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 11, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 08, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 45,656
Date of transaction: October 08, 2021
Price paid per share: £104.300000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,156,337 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,014,845.
The figure of 222,014,845 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5743O_1-2021-10-9.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 12, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 11, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 11, 2021
Price paid per share: £102.606103
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,196,337 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,974,845.
The figure of 221,974,845 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7233O_1-2021-10-11.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 13, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 12, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,457
Date of transaction: October 12, 2021
Price paid per share: £102.655678
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,226,794 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,944,388.
The figure of 221,944,388 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8552O_1-2021-10-12.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 14, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 13, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,000
Date of transaction: October 13, 2021
Price paid per share: £102.975050
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,256,794 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,914,388.
The figure of 221,914,388 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0049P_1-2021-10-13.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 15, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 14, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 50,000
Date of transaction: October 14, 2021
Price paid per share: £103.914111
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,306,551 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,864,631.
The figure of 221,864,631 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1556P_1-2021-10-14.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 18, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 15, 2021
Price paid per share: £105.164879
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,346,551 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,824,631.
The figure of 221,824,631 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2989P_1-2021-10-15.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 19, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 18, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 18, 2021
Price paid per share: £105.237102
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,386,551 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,784,631.
The figure of 221,784,631 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4424P_1-2021-10-18.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 21, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 20, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,000
Date of transaction: October 20, 2021
Price paid per share: £106.510435
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,339,801 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,831,381.
The figure of 221,831,381 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7280P_1-2021-10-20.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 22, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 21, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 26,885
Date of transaction: October 21, 2021
Price paid per share: £107.147071
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,366,417 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,804,765.
The figure of 221,804,765 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8745P_1-2021-10-21.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 25, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,005
Date of transaction: October 22, 2021
Price paid per share: £108.250000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,386,422 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,784,760.
The figure of 221,784,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0169Q_1-2021-10-22.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 26, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 25, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 25, 2021
Price paid per share: £107.500000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,426,422 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,744,760.
The figure of 221,744,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1933Q_1-2021-10-25.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 27, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 26, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: October 26, 2021
Price paid per share: £108.806405
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,466,422 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,704,760.
The figure of 221,704,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3436Q_1-2021-10-26.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 28, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 27, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,000
Date of transaction: October 27, 2021
Price paid per share: £109.403798
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,486,422 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,684,760.
The figure of 221,684,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4857Q_1-2021-10-27.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

October 29, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 28, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 23,876
Date of transaction: October 28, 2021
Price paid per share: £109.284853
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,510,298 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,660,884.
The figure of 221,660,884 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6371Q_1-2021-10-28.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 1, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on October 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 47,595
Date of transaction: October 29, 2021
Price paid per share: £109.260436
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,557,893 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,613,289.
The figure of 221,613,289 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8019Q_1-2021-10-29.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410